SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRI Pointe Homes, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

87265H109
(CUSIP Number)

Del Mar Asset Management, LP One Grand Central Place 60 East 42nd Street Suite 5230 New York, NY 10165 Attention: Jeffrey Hwang (212) 328-7137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON DEL MAR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,416,183
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,416,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,416,183
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON DEL MAR ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,416,183
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,416,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,416,183
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON DEL MAR MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,416,183
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,416,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,416,183
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON DAVID FREELOVE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,416,183
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,416,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,416,183
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on January 24, 2014 (the "Original Schedule 13D" and the Original Schedule 13D as amended hereby, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of TRI Pointe Homes, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends and restates Item 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 31,632,533 Shares reported to be outstanding as of May 15, 2014 in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) on May 22, 2014.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares within the past sixty days by the Master Fund, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	As of June 17, 2014, the Reporting Persons ceased to beneficially own more than five percent of the Shares. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2014

/s/ David Freelove
David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.

CUSIP No. 87265H109	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

DEL MAR MASTER FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
06/05/2014	(19,000)	15.59
06/06/2014	(50,000)	15.91
06/09/2014	(50,000)	16.37
06/10/2014	(35,017)	16.48
06/11/2014	(25,000)	16.65
06/16/2014	(22,000)	16.42
06/17/2014	(100,000)	16.54
06/18/2014	(100,000)	16.58

* Excluding commissions.